SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)*

                                   Syms Corp
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                                   Marcy Syms
                                 c/o Syms Corp
                                    Syms Way
                          Seacaucus, New Jersey 07094
                                 (201) 902-9600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 5, 2004
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 2 of 5
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Marcy Syms
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              2,280,463
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           2,280,463
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,463
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 3 of 5

Item 1    Security and Issuer.
          -------------------

          This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Marcy Syms in connection with her ownership of the Common Stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices at Syms Way, Secaucus, New Jersey 07094.

          In accordance with Exchange Act Rule 13d-2, this Amendment No. 4 amends and supplements only information that has materially changed since the March 10, 2003 filing by Marcy Syms of Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 4 shall have the same respective meanings herein as are ascribed to such terms in the
          Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

          On October 2, 2003, Ms. Syms sold 150,000 shares of the Company's Common Stock for an aggregate purchase price of $937,600 in sales consummated in accordance with Rule 144 of the Securities Act of 1933 (the "Act").

          On January 5, 2004, Ms. Syms sold 50,000 shares of the Company's Common Stock for an aggregate purchase price of $350,022 in sales consummated in accordance with Rule 144 of the Act.

          On January 6, 2004, Ms. Syms sold an aggregate of 89,400 shares of the Company's Common Stock for an aggregate purchase price of $625,802 in sales consummated in accordance with Rule 144 of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          5(a)   Based on 15,127,278 shares of the Company's Common Stock
          outstanding as of December 31, 2003 (as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 29, 2003 filed on January 9, 2004), Ms. Syms beneficially owns 2,280,463 shares of the Company's Common Stock representing 14.6% of the issued and outstanding shares of the Company's Common Stock, of which 537,500 shares of Common Stock are issuable upon the exercise of options which are currently exercisable.

          5(b) Of such 2,280,463 shares of Common Stock, (i) Ms. Syms is the direct beneficial owner of 1,592,675 shares of Common Stock (which amount includes her options to purchase 537,500 shares of Common Stock) over which she has the sole voting and dispositive power, and
          (ii) 687,788 shares are held by the Laura Merns Living Trust, dated February 14, 2003, between Laura Merns, as settlor, and Marcy Syms, as trustee, of which Ms. Syms is an indirect beneficial owner, and as the sole trustee thereunder, has the sole voting and dispositive power over such Common Stock held by the Trust.

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 4 of 5

          5(c)   Other than as described in this Amendment No. 4, Ms. Syms has not effected any transactions in the shares of the Company's Common Stock during the past 60 days.

          5(d)   Not applicable.

          5(e)   Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 5 of 5

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ Marcy Syms
                                ---------------------------
                                Marcy Syms

Dated:  January 20, 2004